AB 4/26

07006385

SEC[...] [...]MISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
APR 20 2007
WASH, D.C. 210

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOHERTY & CO., LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 AVENUE OF THE STARS, SUITE 1800
(No. and Street)

CENTURY CITY (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOFFMAN ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

16321 PACIFIC COAST HIGHWAY, STE C (Address) PACIFIC PALISADES (City) CA (State) 90272 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL DOHERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOHERTY + CO., LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Doherty
Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

State of California

County of Los Angeles } ss.

☒ See Attached Document (Notary to cross out lines 1–6 below)

☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me on this 19th (Date) day of April (Month), 2007 (Year), by

(1) Michael Doherty (Name of Signer),

☐ Personally known to me

☒ Proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______ (Name of Signer),

☐ Personally known to me

☐ Proved to me on the basis of satisfactory evidence to be the person who appeared before me.)



JULIE D. MARTIN
COMM. #1700894
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Oct. 24, 2010

Place Notary Seal Above

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report Form X-17A-5

Document Date: 1·1·2006 Number of Pages: 2

Signer(s) Other Than Named Above: ______



RIGHT THUMBPRINT OF SIGNER #1
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RIGHT THUMBPRINT OF SIGNER #2
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HOFFMAN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS
16321 PACIFIC COAST HIGHWAY, SUITE C
PACIFIC PALISADES, CALIFORNIA 90272

MICHAEL T. HOFFMAN, CPA
hoffmancpa@aol.com

TELEPHONE 310 230-4145
FACSIMILE 310 230-1098

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Shareholders of Doherty & Company, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Doherty & Co., LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we consider relevant to the objectives stated in Rule 17-a-5(g), in the following:

1. Making the periodic computations of the aggregate indebtedness and net capital under Rule 17-a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities; we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibilities, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.
This report is intended solely for the information and use of management, the Board of Directors, the Shareholders, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Michael T. Hoffman, CPA

2-28-07

Date

DOHERTY & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006



HOFFMAN ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

MICHAEL T. HOFFMAN, CPA
hoffmancpa@aol.com

16321 PACIFIC COAST HIGHWAY, SUITE C
PACIFIC PALISADES, CALIFORNIA 90272

TELEPHONE 310 230-4145
FACSIMILE 310 230-1098

Independent Auditors Report

Board of Directors
Doherty & Co., LLC

We have audited the accompanying statement of financial condition of Doherty & Company., LLC as of December 31, 2006, and the related statement of income, and changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of Doherty & Co.,LLC at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.



Hoffman Accountancy Corporation
February 28, 2007

DOHERTY & CO., LLC

CONTENTS

Doherty & Co., LLC
Balance Sheet
December 31, 2006

	Notes	2006
Assets		
Current Assets:		
Cash and cash equivalents	B	6,798
Prepaid Expenses	B	3,482
Total current assets		10,280
Investments	B	52,215
Property and equipment, net	B,C	2,159
Organization Costs, net	B,C	0
Total assets		64,654
Liabilities and Stockholder's Equity		
Current Liabilities:		
Accounts Payable	B	96
Payroll Taxes Payable	B	0
Income Tax Payable	B	1,600
Total current liabilities		1,696
Total Members' Capital		62,958
Total Liabilities and Members' Capital		64,654

Doherty & Co., LLC
Statement of Changes in Members' Capital Accounts
For the Year Ended December 31, 2006

Members' Capital (Note F)	*A	*B	TOTALS
Members' Capital, January 1, 2006	71,219	(7,149)	64,070
Partner contributions	33,100	0	33,100
Less: Personal drawings	(142,336)	0	(142,336)
Balance before profits and personal drawings	(38,017)	(7,149)	(45,166)
Profit for year	107,043	1,081	108,124
Members' Capital, December 31, 2006	69,026	(6,068)	62,958
Ownership Percentages, December 31, 2006	99%	1%	

MEMBER A	Michael Doherty
MEMBER B	Wendy Doherty

See accompanying notes and accountants report

Doherty & Co., LLC

Statement of Income

For the Year Ended December 31, 2006

	Notes	
Revenue:		
Private Placement & Consulting Fees	B	212,000
Reimbursed Expenses	B	2,969
Total Revenue		214,969
Operating Expenses:		
Operating Expenses	I	106,047
Total Operating Expenses		106,047
Operating Profit		108,922
Interest Income		2
Profit before income taxes		108,924
Provision for income taxes	B	800
Net Profit		108,124

See accompanying notes and accountants report

Statement of Cash Flows
Doherty & Co., LLC
For the Year Ended December 31, 2006

Cash flow from operating activities:	
Net Profit	108,124
Adjustments to reconcile net loss to cash provided from operating activities:	
Depreciation	1,119
Provision for taxes	0
Amortization-Organization Costs	0
Other changes that(used) provided cash:	
Client Deposit	0
Prepaid expenses	3,164
Income Tax Payable	1,600
Accounts payable	96
Net cash provided from operating activities	114,103
Cash flow from investing activities:	
Payments for property and equipment	0
Investments	0
Lease Deposits	0
Net cash used in investing activities	0
Cash flow from financing activities:	
Member contributions	33,100
Advance to member	0
Member capital draws	0
Member personal draws	(142,336)
Net cash used in financing activities	(109,236)
Net change in cash and cash equivalents	4,867
Cash and cash equivalents at January 1, 2006	1,931
Cash and cash equivalents at December 31, 2006	6,798

See accompanying notes and accountants report

Computation of Net Capital
As of December 31, 2006

1. Total ownership equity from Balance Sheet	62,958
2. Deduct ownership equity not allowable for Net Capital:	0
3. Total ownership equity qualified for Net Capital	62,958
4. Add:	
A.Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
B. Other(deductions) or allowable credits(List):	0
5. Total capital and allowable subordinated liabilities	62,958
6. Deductions and/or charges:	
A. Total non allowable assets from Balance Sheet	57,856
B. Secured demand note deficiency	0
C. Commodity futures contracts and spot commodities	0
D. Other deductions and/or credits	0
7. Other additions and /or credits	0
8. Net capital before haircuts on securities positions	5,102
9. Haircuts on securities(computed, where applicable, pursuant to 15c3-1(f)):	
A. Contractual securities commitments	0
B. Subordinated securities borrowings	0
C. Trading and investment securities:	
1. Exempted securities	0
2. Debt securities	0
3. Options	0
4. Other securities	0
D. Undue Concentration	0
E. Other(List)	0
10. Net Capital	5,102

Doherty & Co., LLC
Computation of Basic Net Capital Requirement
As of December 31, 2006

11. Minimum net capital required (6-2/3% of total aggregate indebtedness)	113
12. Minimum dollar net capital requirement of reporting broker or dealer	5,000
13. Net Capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	102
15. Excess net capital at 1000%(line 10 less 10% of total aggregate indebtedness)	4,932

See accompanying notes and accountants report

Doherty & Co., LLC
Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
As of December 31, 2006

	Credits	Debits
1. Free credit balances and other credit balances in customers' security accounts	0	
2. Monies borrowed collateralized by securities carried for the accounts of customers	0	
3. Monies payable against customers securities loaned	0	
4. Customers' securities failed to receive	0	
5. Credit balances in firm accounts which are attributable to principal sales to customers	0	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	0	
7. Marker value of short security count differences over 30 calendar days old	0	
8. Market value of short securities and credits in all suspense accounts over 30 calendar days	0	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	0	
10. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		0
11. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0
12. Failed to deliver of customers' securities not older than 30 calendar days		0
13. Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts		0
Total Credits	0	
Total Debits		0
14. Excess of total credits over total debits required to be on deposit in the Reserve Bank Account" (240.15c3-3(e)).		0

See accompanying notes and accountants report

Reconciliation of the Computation of Net Capital Pursuant to Rule 15c3-3
(Focus Report as of 12/31/06 vs. Audit Report as of 12/31/06)

Calculation of Difference in Net Capital between the Focus Report and the Audit Report:

Computation of Net Capital Per Focus Report as of December 31, 2006		6,702
Computation of Net Capital Per Audit Report as of December 31, 2006		5,102
		(1,600)
Difference due to the following adjustments:		
Increase in Income Tax Payable	1,600	

See accompanying notes and accountants report

A. Description of Business

Doherty & Co., LLC(the "Company") provides private placement agency services as well as financial consulting services and business valuations.

B. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers cash and all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. All of its cash is custodied with three major financial institutions.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company's financial instruments, including cash and equivalents, accrued payroll, and other accrued liabilities, approximate fair value because of their short maturities.

Investments

The Company's investments were classified as available for sale. Unrealized gains and losses on these investments are included as a separate component of members' equity.

Concentrations

Cash and cash equivalents are, for the most part, maintained with several major financial institutions in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore, bear minimal risk.

Revenue Recognition

The company recognizes revenue when it is realized or realizable and earned. The revenue from consulting time is recognized as services are provided. Private placement agency fees are recognized when the offerings are closed. Reimbursed expenses in excess of actual expenses are recognized on or before the offerings are closed.

Income Taxes

Provision for income taxes is based upon the annual LLC tax owed to the Franchise Tax Board for calendar year 2006. No tax is due to the Internal Revenue Service for tax year 2006. As a limited liability company (LLC), the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, the only provision made for income tax is the actual annual gross receipts tax due by the LLC to the Franchise Tax Board.

Depreciation & Amortization

Property and Equipment and Organization Costs are carried at cost and depreciated or amortized over their estimated useful lives using the straight-line method. The estimated useful lives of depreciable properties generally are as follows: Office equipment, computer equipment and office furnishings 5 to 7 years. Organization costs are amortized between 5 and 15 years.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the financial statement and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

C. Property, Equipment and Organization Costs

The following is a summary of property and equipment, at cost less accumulated depreciation, at December 31:

Computer and Office Equipment	80,856
Office Furniture and Fixtures	58,740
	139,596
Less: accumulated depreciation	(137,437)
	2,159
Organization Costs	39,348
Less: accumulated amortization	(39,348)
	0

D. Members' Capital

The prior operating agreement of the Company was amended and restated on September 1, 2000 in recognition of the withdrawal of Anthony J. Scotti and the inclusion of Wendy Doherty. As of December 31, 2006 the Company was owned 99% by Michael Doherty and 1% by Wendy Doherty.

E. Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", as of the first quarter of calendar year 2000. SFAS No. 130 establishes rules for the reporting and display of comprehensive income and its components, however, it had no impact on the Company's net income.

F. Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

Doherty & Co., LLC did not have any customer accounts as of December 31, 2006.

G. Statement of Changes in Liabilities Subordinated to Claims of Creditors

Doherty & Co., LLC did not have any subordinated liabilities as of December 31, 2006.

H. Supplementary Information - Operating Expenses:

	2006
Accounting Fees	5,600
Automotive Expense	10,174
Bank Charges	610
Consulting Fees	42,775
Depreciation	1,119
Dues and Publications	2,604
Entertainment	858
Filing Fees and Registration	3,541
Finance Charge	111
Insurance Expense	25,645
Office & Computer Supplies	1,721
Payroll Tax Expense	335
Payroll Processing	164
Salaries and Wages	1,458
Shipping & Postage	634
Storage	2,719
Tax & License	1,600
Telephone	3,182
Travel	1,197
Total Operating Expenses	106,047

Supplementary Information:

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section (k)(2)(i) "Special Account for the Exclusive Benefit of Customers"

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section(k)(2)(i) "Special Account for the Exclusive Benefit of Customers"

END